Registration Statement No. 333-237342

Filed Pursuant to Rule 433

August 21, 2020

The FANG Index Hits a New All-Time High

The technology and consumer discretionary stocks that make up the NYSE® FANG+™ Index are pushing the index to new highs.

The NYSE® FANG+™ Index—an equal-weighted index that consists of Amazon.com, Inc. (NASDAQ: AMZN), Apple Inc. (NASDAQ: AAPL), Alphabet Inc. (NASDAQ: GOOGL) (NASDAQ: GOOG), Alibaba Group Holding Limited (NYSE: BABA), Baidu, Inc. (NASDAQ: BIDU), Facebook, Inc. (NASDAQ: FB), Netflix Inc. (NASDAQ: NFLX), NVIDIA Corporation (NASDAQ: NVDA), Tesla Inc. (NASDAQ: TSLA) and Twitter, Inc. (NYSE: TWTR)—has increased 98.6% since hitting its 2020 low on 3/18/2020.

Source: Bloomberg; Data as of Aug. 18, 2020

During the same period, the S&P 500® Index increased 42.5%, the Nasdaq-100 Index increased 59.5% and the Technology Select Sector Index increased 57%.

By limiting the index to only 10 stocks, which some may consider to be leaders in their respective markets, the index is able to offer concentrated exposure to technology and consumer discretionary stocks. The fact that at each rebalance the stocks are equally-weighted means that any positive (or negative) performance is periodically realigned evenly among the stocks in the index.

It should be no surprise that the MicroSectors™ FANG+™ ETN (NYSE: FNGS), which tracks this index, has also performed well. There are three ETNs that offer a long exposure and three ETNs that offer short exposure linked to the NYSE® FANG+™ Index. While FNGS can be considered a buy-and-hold investment, the other ETNs that offer exposure linked to this index offer daily-resetting leveraged returns, and are not buy-and-hold investments.

The MicroSectors™ FANG+™ ETN (NYSE: FNGS) is an exchange traded note that seeks to deliver the cumulative return of the NYSE® FANG+™ Index. The MicroSectors™ FANG+™ Index 3X Leveraged ETN (NYSE: FNGU) seeks to deliver 3X the daily return of the index. Last, the MicroSectors™ FANG+™ Index 2X Leveraged ETN (NYSE: FNGO) seeks to deliver 2x the daily return of the index. Each ETN offers investors a return based on changes in the level of the NYSE FANG+™ Index, before taking into account the ETN’s fees.

Investors who seek to profit from the negative performance in the NYSE® FANG+™ Index may choose to consider investing in these daily-resetting inverse products linked to the index. The MicroSectors™ FANG+™ Index Inverse ETN (NYSE: GNAF) is an exchange traded note that seeks to deliver the daily inverse return of the NYSE® FANG+™ Index. The MicroSectors™ FANG+™ Index -3X Inverse Leveraged ETN (NYSE: FNGD) seeks to deliver 3X the daily inverse return of the index. Last, the MicroSectors™ FANG+™ Index -2X Inverse Leveraged ETN (NYSE: FNGZ) seeks to deliver 2x the daily inverse return of the index. These inverse ETNs offers investors a positive return based on the negative performance in the level of the NYSE FANG+™ Index, before taking into account the ETN’s fees.

The exchange traded notes are subject to the credit risk of Bank of Montreal, the issuer of the ETNs. The ETNs are also subject to the issuer’s credit ratings, and the issuer’s credit spreads may adversely affect the market value of the notes.

Please note that leveraged, inverse and inverse leveraged ETNs seek a return on the underlying index for a single day. Those investments are not “buy and hold” investments, and should not be expected to provide the respective return of the underlying index’s cumulative return for periods greater than a day. The investments are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives only on a daily basis. Leveraged investments include risk and are not suitable for all investors. For each ETN, please read the disclosure documents, including the relevant pricing supplements, for additional information, including the relevant risk factors.

Bank of Montreal, the issuer of the ETNs, has participated in the preparation of this article in connection with its offering of the ETNs. Bank of Montreal has filed a registration statement (including pricing supplements, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the "SEC") about the ETNs that are being offered by this free writing prospectus. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable documents if so requested by calling toll-free at 1-877-369-5412.